       COVER PAGE

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1



                             (Amendment No. 3)



                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

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         This Amendment No. 3 amends and supplements the Tender Offer
Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on
November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.




Item 3   Past Contacts, Transactions or Negotiations with the Subject Company.

         Item 3 is hereby amended and supplemented by adding thereto the following:

         On November 16, 1995, the letter attached hereto as Exhibit (a)(13) was sent by David H. Chaifetz to Mr. Charles O. Zeimer and LaSalle National Trust, N.A.

Item 11. Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(11)  Text of press release dated November 16, 1995.

(a)(12)  Text of letter to Oppenheimer, Wolff & Donnelly dated November
         16, 1995.

(a)(12) Text of letter to Mr. Charles O. Zeimer and LaSalle National Trust, N.A. dated November 16, 1995.

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 16, 1995

                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: Vice President, General
                                                 Counsel and Secretary


                                       PRAXAIR ACQUISITION CORP.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: President-Secretary

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                                              INDEX TO EXHIBITS


                                                                                               Sequentially
                                                                                                Numbered
  Exhibit                                                                                         Pages
    No.                                          Description


(a)(11)    Text of press release dated November 16, 1995.
(a)(12)    Text of letter to Oppenheimer, Wolff & Donnelly dated November 16, 1995.
(a)(13)    Text of letter to Mr. Charles O. Zeimer and LaSalle National Trust,
           N.A. dated November 16, 1995.
